EXHIBIT 99.1

Magal Security Systems Announces New Leadership Appointments Enhancing
Organizational Structure

New division heads for Integrated Solutions (Projects) and Senstar (Products) Divisions to support Company’s growth objectives

YEHUD, ISRAEL – March 09, 2020 Magal Security Systems, LTD. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, announced today new leadership appointments that will enhance its organizational structure, leverage the Company’s project and product capabilities, streamline execution and improve performance globally. These appointments bring broad industry and operational expertise with proven records of execution.

Arnon Bram, was appointed General Manager of Magal Integrated Solutions (Projects) Division in February 2020. Mr. Bram brings extensive experience in international sales, multi-year strategy setting and execution, international customers management, multi-disciplinary engineering development, programs, production and large-scale supply chain management. Most recently, Mr. Bram served as Business Unit Manager at Elbit Systems (NASDAQ:ESLT) where he successfully led the DIRCM (Directional Infrared Counter Measures) division. Previously, Mr. Bram served as Chief Executive Officer of UAV Tactical Systems, a joint venture between Elbit Systems and the U.K. division of Thales Group in the field of Unmanned Air Vehicles. Earlier in his career, Mr. Bram held various leadership roles in program management, operations and engineering at Elbit Systems. Mr. Bram holds a B.Sc. degree in Information Systems Engineering from the Technion-Israel Institute of Technology, Haifa, Israel.

Fabien Haubert was appointed Managing Director of Magal’s Products Division (Senstar group of companies) in January 2020. Mr. Haubert joined Senstar in 2018 as Vice President of Sales, EMEA, where he streamlined sales and support organizations, leading to significant growth in the region. In his new role, Mr. Haubert will strengthen Senstar’s position as a global leader of physical security solutions with a focus on addressing the specific needs of key vertical markets. Prior to joining Senstar, Mr. Haubert held senior roles at leading companies in the areas of video management, IP video surveillance, intrusion detection, access control and system integration. Mr. Haubert has a technical background with a Master of Science degree in Telecom Engineering, as well as a Master of Management and Strategy of International Business degree. Mr. Haubert will be relocating to Senstar’s Ottawa, Canada headquarters.

Mr. Dror Sharon, Chief Executive Officer of Magal, said “these new leadership appointments align our leadership go-to-market strategy for both divisions and support our growth objectives. Now with division leadership that reports directly to me, both divisions will have a streamlined organizational structure focused on strategy execution and driving sales. The security landscape is evolving, and advanced technologies are driving new opportunities for Magal. These new appointments are an important milestone in delivering on our commitment to deliver long-term growth and profitability and enhance shareholder value.”

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G ‐ our 4th generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

IR Contact:

Brett Maas
Managing Partner
Hayden IR
646-536-7331
Brett@HaydenIR.com

Magal Security Systems Ltd.

Diane Hill, Assistant to the CEO
Tel: +972-3-539-1421
E-mail:  dianeh@magal-s3.com
Web:  www.magalsecurity.com